EXHIBIT 3

AMENDMENT

TO THE BYLAWS

OF

UIL HOLDINGS CORPORATION

(a Connecticut corporation)

Section 2 of Article III of the Bylaws of the Corporation adopted March 22, 1999, as amended to December 17, 2007 (the “Bylaws”) is hereby amended in its entirety as follows:

ARTICLE III.
DIRECTORS.

SECTION 2.  Number and Term of Office. The number of directorships shall be twelve. Directors shall be elected to hold office until the next annual meeting of the shareowners and until their successors shall have been elected and qualified.

The foregoing amendment to the Bylaws was adopted by the Board of Directors on September 22, 2008.

By	/s/ Linda L. Randell
Linda L. Randell
Corporate Secretary

Date	September 25, 2008